Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

RESTATED CERTIFICATE OF INCORPORATION

OF

CYGNE DESIGNS, INC.

Under Section 242 of the

General Corporation Law

The undersigned, being the Senior Vice President, Chief Financial Officer, Treasurer and Secretary of Cygne Designs, Inc. (the “Corporation”), does hereby certify that the following amendment of the Restated Certificate of Incorporation has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

FIRST: The Restated Certificate of Incorporation is amended by replacing the present first paragraph of Article IV to read as follows:

“The total number of shares of all classes of stock which the Corporation has authority to issue is one hundred-one million (101,000,000) shares, consisting of one hundred million (100,000,000) shares of Common Stock, par value $0.01 per share (the “Common Stock”), and one million (1,000,000) shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”), which Preferred Stock shall have such designations as may be authorized by Board of Directors from time to time.”

SECOND: The remaining provisions of the Restated Certificate of Incorporation shall continue in full force and effect.

IN WITNESS WHEREOF, I do hereby acknowledge, under the penalties of perjury, that this is my act and deed and the facts herein are true, and accordingly I hereunto set my hand this 20th day of January, 2006.

By:	/s/ Roy E. Green
Name:	Roy E. Green
Title:	Senior Vice President, Chief Financial Officer, Secretary and Treasurer